INVEST IN **ZENVR**

Meditation built for our future: immersive, educational, accessible to all



ZenVR™

zenvrapp.com Atlanta GA

Technology | B2B | SaaS | AR & VR | Health & Fitness

LEAD INVESTOR



Josh White Executive Director and Founder, Red Mountain Sedona

As a sanctioned Zen teacher, licensed psychotherapist, and serial entrepreneur, it's my great pleasure to endorse ZenVR, and to serve as Lead Investor. It's been well-established that mindfulness is one of the most powerful tools we can use to regulate the nervous system. A calm nervous system results in reduced stress, less anxiety and more choice, as we are less driven by our unconscious impulses and conditioning, and more free to choose how to act in alignment with our goals and values. There has never been a greater need for mindfulness in a world of overstimulation, derision and isolation. Matt Golino and his team have done a wonderful job making mindfulness practice accessible to anyone through their virtual platform which features a calm and relaxing Zendo (practice space), and Kai, a teacher who is an amalgamation of many archetypes who is easy to understand and practice with. I have used ZenVR with many students new to mindfulness practice, and it has received universal accolades. I could not be more pleased to be involved with this project, and I hope you'll join me in seeing the tremendous potential ZenVR has to positively impact the world.

Invested $5,000 this round

Highlights

1. 🏆 #1 highest rated Meditation app on Quest; #4 out of 243 for Education
2. 🧠 We are thought leaders in this space; GT thesis project & prestigious research papers published**
3. ⚛ Our app is sticky! Once users complete lesson 3, they go on to finish all modules
4. 📅 Hundreds of users log back in every month -- 710 total app purchases in first year
5. 🛩 B2B pilot partners already in motion; including Soundcloud & Red Mountain Sedona Treatment Center**
6. 🌏 Global mental health market valued at $383 billion in 2020 - estimated $538 billion by 2030
7. 🧘 VR is part of our shared future on this planet; we're the leaders in immersive VR meditation

Our Team



Matt Golino CEO/Founder

In the past few years I've specialized on Virtual Reality design and development, working at Google on their YouTube VR team and winning numerous awards for VR-related projects under various renowned professors.



Eric Bruce Marketing

BS Business & Marketing, Georgia Tech 5+ Years Building Digital Marketing Programs 4+ Years Launching and Growing Brands



Yago Arconada Developer

BS Biomed Engineering, UC San Diego MS Human-Computer Interaction, GT 4+ Years Engineering Experience



Josh White Advisor

Executive Director of Red Mountain Sedona Treatment Center Board of Directors of the National Association of Therapeutic Schools and Programs (NATSAP) Licensed Clinical Mental Health Counselor



Rohit Agarwal Advisor

Former Chief Product Officer at CNN Former Chief Product Officer at HSBC CPTO at SoundCloud Advisor at Vestigo VR, Mictic AR



Phil Schneidermeyer Advisor

20+ years technology talent management experience Founder CIO Search Group and Talent Intelligence Agency Strategic advisor to SucceedSmart, Aniline.io, YearUp

Pitch



With $4,000 + Our Sweat Equity, we've been


able to...
Build - and land on Oculus - hours of immersive virtual reality meditation content that has brought hundreds of people back to the app each month,
Ranked us #4 highest rated meditation app on Quest,
Attracted initial B2B consumers, with zero dollars spent on marketing
... Imagine what we will be able to achieve with $500,000.
Join us in bringing research-backed meditation to everyone across the globe
Become an owner in this mission today, by investing in the power of ZenVR.
invest@zenvrapp.com
www.zenvrapp.com
ZenVR
21


ZenVR
A Virtual Reality Meditation Campus


THE MENTAL HEALTH EPIDEMIC IS OUT OF CONTROL
$225 billion mental health spending in 2019; +52% from 2009
$90.5 billion valuation of Behavioral Health Market in 2020
We know meditation is good for us, but why isn't everyone doing it?
Phone apps lack real-life depth
In-person classes are inconvenient in a busy world
Current VR apps lack desired education-focus
ZenVR 2


ZenVR IS THE MISSING PIECE
Phone apps lack real-life depth
In-person classes are inconvenient in a busy world
Current VR apps lack desired education-focus
ZenVR is an immersive meditation campus
Listening to an instructor on your phone is a far less engaging experience than visually being in present "in the room"
ZenVR works with everyone's schedule
Each module is only 20 minutes
Wherever you take your VR headset, the ZenVR immersive classroom is there with you
ZenVR is research-backed and education-centered
Education centered classes are sticky, because people like to learn. Once a user completes Lesson 3 they go on to complete all other modules.
ZenVR 3


Building a MEDITATION CAMPUS
A Meditation Campus designed for shared experiences w/ fellow students & faculty
Moving Meditations "out of this world"
Immersive Learning designed for XR
New Meditation Environments
4


Research-backed Meditation Education
Our master's thesis research
Georgia Tech
Multi-week study
Increased cognitive affective mindfulness;
Decreased perceived stress
Research published at industry defining ACM Conference on Human Factors in Computing Systems (CHI) 2022
ZenVR


ZenVR Quick Preview
ZenVR
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B2C BUSINESS MODEL
(Ongoing)
Freemium Model Launch
(Target Summer 2023)
Direct to Consumer Sales
$20 launch price
Includes lessons 1-8; Practice Mode
Oculus App Lab, Oculus Rift, and Steam marketplaces
Free Tier
Access to initial content
ZenVR multiplayer Hub access
Limited public group meditation sessions
Subscription
$8 per month
Complete access to growing content library
LIVE group meditations
Private group meditation rooms

*Forward-looking projections can't be guaranteed.


B2B BUSINESS MODEL
(Ongoing)
Launch
(Target Early 2023)
Pilot Programs
First pilot underway with Red Mountain Sedona
First official corporate wellness client with SoundCloud
Smaller Clients
Approach therapists, treatment centers, schools, youth/senior centers etc.
Launch web dashboard to allow client monitoring and management
Enterprise
Provide white-glove service to mid-large companies through our distribution partner, Plutonic
Target employee wellness with scaled license packages through corporate HR departments

*Forward-looking projections can't be guaranteed.


VR MARKET IS EXPLODING
Facebook is all in on VR, rebranding for the metaverse
Oculus app #1 in appstore
644k Christmas installs
2.5x previous year
22 billion dollar industry
Projected to double by 2024
34 million devices by 2024
TAM
$22B
Global VR Market
$6.75M
ZenVR 4-Year Target ARR
$225B
Mental Health Market
ZenVR


THE LANDSCAPE
Immersive
Mobile
Experiential
Educational
TRIPP
MALOKA
ZenVR
Calm
Annual Revenue $200+ million
Valuation $2 billion
HEADSPACE
Annual Revenue $100+ million
Valuation $320 million
WAKING UP
SAM HARRIS


EARLY TRACTION
760+ Consumer Sales
3 Marketplaces
Oculus Quest App Lab
Oculus Rift Store
Steam Store
9 Months of
Sales and engagement spikes with new content and marketing pushes
App Updates Cause Bump In Sales
Total ZenVR Users
Classmate Update
L5&L6 Update
Rift Launch
Steam Launch
Holiday Marketing Push
SideQuest Staff Pick
Q3 '21
Q4 '21
Q1 '22
Q2 '22


EARLY RETENTION
Users who complete Lesson 3 have a near 100% chance of completing subsequent lessons.
#1 highest rated Meditation app on Quest out of 16 apps*


This loyal vanguard is mainly the growing segment of self improvement focused 25-60 year old VR users
#4 highest rated Educational app on Quest out of 243 apps*
ZenVR
12


TEAM OF EXPERTS
Matt Golino
CEO/CTO
UX Design @ YouTubeVR, Google
BS Computer Engineering, Georgia Tech
MS Human-Computer Interaction, GT
5+ Years Industry Dev/Design Experience
Eric Bruce
CMO
BS Business & Marketing, Georgia Tech
5+ Years Building Digital Marketing Programs
4+ Years Launching and Growing Brands
Santiago Arconada
Developer
BS Biomed Engineering, UC San Diego
MS Human-Computer Interaction, GT
5+ Years Engineering Experience
13


EXCEPTIONAL ADVISORS
Josh White
Executive Director of Red Mountain Sedona Treatment Center
Board of Directors of the National Association of Therapeutic Schools and Programs (NATSAP)
Licensed Clinical Mental Health Counselor
Rohit Agarwal
Former Chief Product Officer at CNN
Former Chief Product Officer at HSBC
CPTO at SoundCloud
Advisor at Vestigo VR, Mictic AR
Allen Stewart
Apprentice Zen Teacher; 22 year member of The White Plum Lineage
Behavioral Health Executive; led mindfulness-based businesses and worked w/ hundreds of 1:1 clients
MS Contemplative Education MS Social Work
Phil Schneidermeyer
20+ years technology talent management experience
Founder CIO Search Group and Talent Intelligence Agency
Strategic advisor to SucceedSmart, Anilinejo, YearUp
14


Pre-Seed Funding
Raising $500K / SAFE $4.5M Cap
Seed Funding - Q3 2024
Raising ~$2M /SAFE ~$16M Cap
Objectives
Approach
Outcome
Long Term
Retain existing loyal users
Entice new users and expand appeal
New Meditation Content $200,000
Polish Existing Experience $100,000
Develop VR Centric Community $150,000
Marketing & Misc. $50,000
Aug 2023 Launch on main Quest store with subscription model
Mar 2024 3k monthly subscribers; 14 B2B clients
Become a major player in the VR store and content studio for core VR/XR platforms
B2B - A core part of L&D programs for HR departments with distributed teams, across the world

*Forward-looking projections can't be guaranteed.


NEW MEDITATION CONTENT
WHAT
-Next sets of meditation lessons with real Zen teachers
-Immersive moving meditations
-Bite sized supplemental content
WHY
-Retain loyal users that want more content
-Entice new users with unique and powerful experiences
-Build toward expansive curriculum of content
Kodo from the San Francisco Zen Center
Moving Meditations for body awareness
16


POLISH EXISTING EXPERIENCE
WHAT
-Increase visual fidelity of ZenVR
-Animate lessons with expertise leveraging power of VR to teach
-Expand campus with new environments relevant to classes
WHY
-Excite new users with a compelling use of VR from the first moment they try out the app
-Immerse users in a world they want to return to for their practice
Immersive animations designed for VR
New Meditation Environments
17


BUILD VR CENTRIC COMMUNITY
WHAT
-Build initial hub for community to meet and meditate together
-Host live events with teachers
-Establish account infrastructure
WHY
A Meditation Campus designed for shared experiences w/ fellow students & teachers


-Community is the centerpiece of why people come back to VR
-Live experiences with teachers are compelling and engaging
-Infrastructure paves way for subscription model
Public/Private live group meditations
18


Receive perks at the following investment levels:
ZenVR
$250 or more
1x Lifetime Access
(CONSUMER SINGLE-LICENSE)
$500 or more
3x Lifetime Access
(CONSUMER SINGLE-LICENSE)
$1.5k or more
Your Name on the Gratitude Monument
Your name will be placed on the ZenVR Gratitude Monument, which will be located at a scenic meditation spot accessible to all users to enjoy.
$5k or more
Adopt-A-Tree
Your name + meditation quote of your choice will be placed onto an Ofuda banner hanging from a tree within the explorable surroundings of the ZenVR meditation campus.
$15k or more
Adopt-A-Meditation Spot
Your name + custom message to users (or meditation quote of your choice) will go on a plaque at a dedicated meditation spot for users.
$20k or more
Your Own Custom Student Avatar
Work with us to create your own virtual avatar that users will meditate alongside in future content releases; create and voice your own question to be answered by an instructor during the Q&A portion of a future lesson.


With $4,000 + Our Sweat Equity, we've been able to...
• Build - and land on Oculus - hours of immersive virtual reality meditation content that has brought hundreds of people back to the app each month,
• Ranked us #4 highest rated meditation app on Quest,
• Attracted initial B2B consumers, with zero dollars spent on marketing
... Imagine what we will be able to achieve with $500,000.
Join us in bringing research-backed meditation to everyone across the globe 🌎
Become an owner in this mission today, by investing in the power of ZenVR.
invest@zenvrapp.com
www.zenvrapp.com
ZenVR

Click **here for link to published research.

**Pilot projects are currently being deployed with the help of our advisors who work at these companies. There are no official LOIs or contracts in place.